Exhibit 99.1

LIVEREEL MEDIA CORPORATION

MANAGEMENT’S  DISCUSSION  AND ANALYSIS

FOR THE YEAR ENDED JUNE 30, 2012

Prepared as at October 26, 2012

Index

Overview	3
Summary of Results	3
Number of common shares and warrants	5

Business environment	5
Risk factors	5
Forward looking statements	9
Business plan and strategy	9

Results of operations	10
Overview	10
Income	11
Expenses	11

Liquidity and Capital Resources	13
Working capital	13
Key contractual obligations	13
Off balance sheet arrangements	13

Transactions with related parties	13

Financial and derivative instruments	14

Critical accounting estimates	14

Evaluation of disclosure controls and procedures	15

Outlook	15
Current outlook	15

Public securities filings	15

Management Discussion and Analysis

The following discussion and analysis by management of the financial results and condition of LiveReel Media Corporation for the year ended June 30, 2012 should be read in conjunction with the audited consolidated financial statements for the year ended June 30, 2012.  The financial statements and the financial information herein have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

In this report, the words “us”, “we” “our”, “the Company” and “LiveReel” have the same meaning unless otherwise stated and refer to LiveReel Media Corporation and its subsidiaries.

Overview

Summary of Results

During fiscal 2007 and 2008, LiveReel entered into various agreements to finance films in exchange for certain distribution rights.  However, these arrangements were concluded in the quarter ended September 30, 2008 when the last payment relating to the distribution of King of Sorrow for $20,179 was received.

The Company announced in November 2008 it had received board authorization to invest some of its excess cash on hand in exchange traded securities.  It pursued this strategy in the last six months of fiscal 2009, but due to market conditions, no such activities occurred in the fiscal 2010 and 2011.  The Company continues to review different investment opportunities both inside and outside of the film industry.

Subsequent to the end of the quarter ended March 31, 2010, a new majority shareholder took over control of the Company.  The four former directors resigned effective April 5, 2010 and a new Chief Executive Officer was appointed.  It is the new board of directors and management team’s intention to continue to review investment opportunities both inside and outside of the film industry.

On July 15th, 2010, the Company granted an option to a third party with whom it negotiated at arm’s length to purchase either its wholly owned subsidiary, LiveReel Productions Corporation (“LRPC”), or to sell LRPC’s assets and assume its liabilities for $1.00.  The third party has the right to exercise the option until July 15th, 2012.  The Company also has an option in which it can force the third party to buy the subsidiary or its assets and assume its liabilities for a similar 24 month period.  Both of the options expired unexercised by the third party or the Company.

On October 4, 2010, 100,000 options issued to the Chief Financial Officer were cancelled.

On November 20, 2010, 5,900,000 warrants were exercised at $0.01 USD per warrant resulting in proceeds of $60,062 CDN.  In addition, 293,600 previously issued warrants expired on November 30, 2010.

On July 21, 2011, the Company entered into two unsecured loan agreements (1) with its largest shareholder, Mad Hatter Investments Inc. in the amount of $33,333 and (2) with a related entity, 1057111 Ontario Limited, (which is owned by the same person who owns Mad Hatter) in the amount of $16,667.  The terms are both the same - loans have a term of approximately 12 months ending July 31, 2012, accrue interest at 10% per annum until maturity, and each are convertible at the option of the holder  into common shares of the Company at $0.10 per share.

On November 15, 2011, the Company entered into a secured loan agreement with Enthrive Inc., a related party by virtue of having certain common controlling shareholders, in the principal amount of $50,000.  The loan has a term of 18 months or upon the sale or change of control of the Company, accrues interest at 10% per annum until maturity, and is convertible at the option of the holder  into common shares of the Company at $0.10 per share.  The loan is secured against the assets of the Company.

Subsequent to the fiscal year end, on September 17, 2012, the Company entered into an unsecured loan agreement with Billidan Family Trust, a related party to the Company's largest shareholder, in the aggregate principal amount of $25,000.  The loan has a term of 12 months ending September 17, 2013, accrues interest at 12% per annum until maturity, and may be prepaid at any time upon payment of a penalty of $2,000.

The following table sets forth certain consolidated data for the past two years.

Selected consolidated data
Year ended June 30 ($)	2012	2011
Revenue	-	-
Net loss for year	(161,139)	(250,554)
Loss per share	$(0.01)	$(0.01)
Working capital Surplus (Deficit)	(208,191)	(64,844)
Total assets	37,217	77,156
Capital stock	7,880,660	7,880,660
Warrants	-	-
Contributed surplus	347,699	347,699
Equity component of debt	17,792	-
Shareholders' equity (defecit)	(208,191)	(64,844)

The following table summarizes financial information for the 4th quarter of fiscal 2012 and the preceding seven quarters:

Quarters ended	Sept. 30, 2012	June 30, 2012	March 31, 2012	Dec. 31, 2011	Sept. 30, 2011	June 30, 2011	March 31, 2011	Dec. 31, 2010

Total Revenue	-	-	-	-	-	-	-	-
Earnings (Loss) from continuing operations	(22,249)	(65,034)	(29,375)	(48,403)	(18,327)	(70,010)	(50,326)	(67,797)
Net loss per share - basic and diluted	0.00	($0.01)	0.00	0.00	0.00	($0.01)	0.00	0.00

During the quarter ended June 30, 2012, losses were increased from the quarter ended March 31, 2012 due primarily to an increase of audit and related fees of $19,000 as the Company accrued its estimated year end audit fees and legal fees of $18,000 associated with general corporate matters.

During the quarter ended June 30, 2011, losses were increased from the quarter ended March 31, 2011 due primarily to an increase of audit fees of $18,500 as the Company accrued its estimated year end audit fee.

On a year over year basis, the Company reduced its loss by approximately $89,000, but the components of the loss are different.  Consulting fees decreased by approximately $112,500 as the controlling shareholder took no consulting fees in fiscal 2012 compared to $120,000 in fiscal 2011.  This decrease was partially offset by higher fees being paid to the CFO by $7,500 as the Company transitioned its reporting to IFRS, and fees increased accordingly.  Interest expense and accretion on debt increased by approximately $16,000 in fiscal 2012 as the Company entered into two financing arrangements in fiscal 2012 totalling principal of $100,000 and the Company needed to account for earned interest and the accounting for the debt and equity portion of the notes accordingly.  This increase was offset by a reduction of approximately $8,000 in foreign exchange losses as the Company had much less cash on hand in US dollars than in 2011, and hence, foreign exchange exposure was reduced.

Number of Common Shares

There are 23,521,744 common shares issued and outstanding as of June 30, 2012 and October 26, 2012, being the date of this report.  There are no options or warrants outstanding as of June 30, 2012 and October 26, 2012, the date of this report.

	#	Exercise price (in US$)	Expiry date

Shares issued and outstanding	23,521,744

A total of 18,767,200 shares issued are subject to resale restrictions under U.S securities laws.

Business Environment

Risk Factors

The following is a brief discussion of those distinctive or special characteristics of our operations and industry that may have a material impact on, or constitute risk factors in respect of, the Company’s future financial performance.

THE COMPANY HAS AN UNSUCCESSFUL OPERATING HISTORY

Since March 1997, when it was incorporated in Ontario, Canada by amalgamating with two other Ontario entities, the Company has no significant revenues or earnings from operations since its incorporation. While one of the film properties acquired by the Company in fiscal 2005 and the film that was financed in fiscal 2007 have now been developed into feature films for which the Company holds certain distribution rights, it is not clear whether this will generate any revenue for the Company. The Company has operated at a loss to date and in all likelihood will continue to sustain operating losses in the foreseeable future. There is no assurance that the Company will ever be profitable.

INVESTMENT STRATEGY

The controlling shareholder of the Company changed in April 2010.  A new Board of Directors were appointed.  They will continue to utilize excess cash in our business to pursue additional investment opportunities outside the film industry in order to potentially increase our return to shareholders.   We are not limited to any particular industry or type of business, and we may choose to stay within the film industry.  We have not yet identified or selected any additional specific investment opportunity.   Accordingly, there is no current basis for you to evaluate the possible merits or risks of the investment opportunity which we may ultimately decide to pursue.

UNCERTAINTY REGARDING AUDIENCE ACCEPTANCE OF PROGRAMS

The television and motion picture industries have always involved a substantial degree of risk. There can be no assurance of the economic success of any motion picture or television program as revenue derived depends on audience acceptance, which cannot be accurately predicted. Audience acceptance is a factor not only of the response to the television program's or motion picture's artistic components but also to the reviews of critics, promotions, the quality and acceptance of other competing programs released into, or channels existing in, the marketplace at or near the same time, the availability of alternative forms of entertainment and leisure time activities, general economic conditions, public tastes generally and other intangible factors, all of which could change rapidly and many of which are beyond the Company’s control. A lack of audience acceptance for any of the films licensed, co-produced or distributed by the Company could have an adverse effect on its businesses, results of operations, prospects and financial condition.

UNAUTHORIZED OR PIRATED USE MAY ADVERSELY AFFECT REVENUE

Technological advances and the conversion of motion pictures into digital formats have made it easier to create, transmit and "share" high quality unauthorized copies of motion pictures in theatrical release, on videotapes and DVDs, from pay-per-view through unauthorized set-top boxes and other devices and through unlicensed broadcasts on free TV. As a result, users may be able to download and distribute unauthorized or "pirated" copies of copyrighted motion pictures over the Internet. As long as pirated content is available to download digitally, some consumers may choose to digitally download pirated motion pictures rather than pay for legitimate motion pictures or to purchase pirated DVD’s of motion pictures or of boxed sets of television series from unauthorized vendors.

CHANGES IN REGULATIONS AND INCENTIVES MAY ADVERSELY AFFECT THE BUSINESS OF THE COMPANY

The Company plans to co-produce with or license its scripts and other intellectual properties to other entities which are expected to rely heavily on grants and labor rebates available for Canadian contents under the current regulations of Federal and Provincial governments of Canada.

Any significant changes in these regulations that result in reduced grants and rebates or elimination thereof may significantly affect the Company’s ability to produce and or license its scripts and in turn its ability to generate revenue.

THE COMPANY MAY NOT BE ABLE TO ACHIEVE AND MAINTAIN ITS COMPETITIVE POSITION

The entertainment industry is highly capital intensive and is characterized by intense and substantial competition. A number of the Company's competitors are well established, substantially larger and have substantially greater market recognition, greater resources and broader distribution capabilities than the Company. New competitors are continually emerging. Increased competition by existing and future competitors could materially and adversely affect the Company's ability to implement its business plan profitably. The lack of availability of unique quality content could adversely affect its business.

FOREIGN EXCHANGE RISK

The Company has foreign exchange risk because its functional currency is the Canadian dollar and a significant part of its revenue may be generated from overseas countries. An adverse move in foreign exchange rates between the Canadian dollar and the currencies of these countries could have an adverse effect on its operating results. The Company does not hedge against this risk.

THE COMPANY'S COMMON SHARES ARE CONSIDERED TO BE PENNY STOCK, WHICH MAY ADVERSELY AFFECT THE LIQUIDITY OF ITS COMMON SHARES

The capital stock of the Company would be classified as “penny stock” as defined in Reg. § 240.3a51-1 promulgated under the Securities Exchange Act of 1934 (the “1934 Act”).  In response to perceived abuse in the penny stock market generally, the 1934 Act was amended in 1990 to add new requirements in connection with penny stocks.  In connection with effecting any transaction in a penny stock, a broker or dealer must give the customer a written risk disclosure document that (a) describes the nature and level of risk in the market for penny stocks in both public offerings and secondary trading, (b) describes the broker’s or dealer’s duties to the customer and the rights and remedies available to such customer with respect to violations of such duties, (c) describes the dealer market, including “bid” and “ask” prices for penny stock and the significance of the spread between the bid and ask prices, (d) contains a toll-free telephone number for inquiries on disciplinary histories of brokers and dealers, and (e) define significant terms used in the disclosure document or the conduct of trading in penny stocks.  In addition, the broker-dealer must provide to a penny stock customer a written monthly account statement that discloses the identity and number of shares of each penny stock held in the customer’s account, and the estimated market value of such shares.  The extensive disclosure and other broker-dealer compliance related to penny stocks may result in reducing the level of trading activity in the secondary market for such stocks, thus limiting the ability of the holder to sell such stock.

MARKET PRICE FOR THE COMPANY'S COMMON SHARES HAS BEEN VOLATILE IN THE PAST AND MAY DECLINE IN THE FUTURE

In recent years, the securities markets in Canada and the United States have experienced a high level of price and volume volatility, and the market prices of securities of many companies, particularly small-cap companies like ours, have experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies.  Our shares may continue to experience significant market price and volume fluctuations in the future in response to factors, which are beyond our control.

THE COMPANY MAY NOT BE ABLE TO RAISE ADDITIONAL FINANCING TO MEET CURRENT OPERATING NEEDS AND IMPLEMENT ITS NEW BUSINESS STRATEGY.

The company is in the business of film production, financing and distribution, which requires significantly high level of liquidity.

The Company hopes to earn sufficient revenue from distribution and scripts licensing to meet its operating needs and to raise additional equity funds through private placements of its securities with sophisticated investors.

If the Company is unable to achieve revenue or obtain financing and cannot pay its debts as they become due, it may be forced to solicit a buyer or be forced into bankruptcy by its creditors.

DIVIDENDS

All of the Company's available funds will be invested to finance the growth of the Company's business and therefore investors cannot expect and should not anticipate receiving a dividend on the Company's common shares in the foreseeable future.

DILUTION

The Company may in the future grant to some or all of its own and its subsidiaries' directors, officers, insiders and key consultants options to purchase the Company's Common Shares as non-cash incentives to those people. Such options may be granted at exercise prices equal to market prices at time when the public market is depressed or at exercise prices which may be substantially lower than the market prices. To the extent that significant numbers of such options may be granted and exercised, the interests of the then existing shareholders of the Company may be subject to additional dilution.

The Company is currently without a source of revenue and therefore does not cover our operating costs and will most likely be required to issue additional securities to finance its operation and may also issue substantial additional securities to finance the development of any or all of its projects. These actions will cause further dilution of the interests of the existing shareholders.

SHARES ELIGIBLE FOR FUTURE SALE MAY DEPRESS OUR STOCK PRICE

At June 30, 2012, we had approximately 23.5 million shares of common stock outstanding of which approximately 18.8 million are restricted securities under Rule 144 promulgated under the Securities Act.

Sales of shares of common stock pursuant to an effective registration statement or under Rule 144 or another exemption under the US Securities Act could have a material adverse effect on the price of our common stock and could impair our ability to raise additional capital through the sale of equity securities.

YOUR RIGHTS AND RESPONSIBILITIES AS A SHAREHOLDER WILL BE GOVERNED BY CANADIAN LAW AND DIFFER IN SOME RESPECTS FROM THE RIGHTS AND RESPONSIBILITIES UNDER U.S. LAW

We are incorporated under Canadian law. The rights and responsibilities of holders of our shares are governed by our Articles and By-Laws and by Canadian law. These rights and responsibilities may differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations.

CHANGING REGULATIONS OF CORPORATE GOVERNANCE AND PUBLIC DISCLOSURE CAN CAUSE ADDITIONAL EXPENSES AND FAILURE TO COMPLY MAY ADVERSELY AFFECT OUR REPUTATION AND THE VALUE OF OUR SECURITIES

Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new SEC regulations and new and changing provisions of Canadian securities laws, are creating uncertainty because of the lack of specificity and varying interpretations of the rules. As a result, the application of the rules may evolve over time as new guidance is provided by regulatory and governing bodies, which could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We are committed to maintaining high standards of corporate governance and public disclosure. As a result, our efforts to comply with evolving laws, regulations and standards have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. Any failure to comply with applicable laws may materially adversely affect our reputation and the value of our securities.

Forward Looking Statements

Certain statements contained in this report are forward-looking statements as defined in the U.S. Federal securities laws. All statements, other than statements of historical facts, included herein or incorporated by reference herein, including without limitation, statements regarding our business strategy, plans and objectives of management for future operations and those statements preceded by, followed by or that otherwise include the words “believe”, “expects”, “anticipates”, “intends”, “estimates” or similar expressions or variations on such expressions are forward-looking statements. We can give no assurances that such forward-looking statements will prove to be correct.

Each forward-looking statement reflects our current view of future events and is subject to risks, uncertainties and other factors that could cause actual results to differ materially from any results expressed or implied by our forward-looking statements.

Important factors that could cause the actual results to differ from materially from our expectations are disclosed in more detail set forth under the heading “Risk Factors” in herein. Our forward-looking statements are expressly qualified in their entirety by this cautionary statement.

Business Plan and Strategy

The Company’s business plan continued to evolve in fiscal 2012.  During most of fiscal 2007 and 2008, management focused on the financing and distribution of feature films.

However, in fiscal 2007, management also received Board of Director approval to utilize excess cash in our business to pursue additional investment opportunities outside the film industry in order to potentially increase our return to shareholders.   Management is not limited to any particular industry or type of business with respect to what it considers as investment opportunities.

During fiscal 2009, the Company did deploy a portion of its excess cash by investing in exchange traded securities.  It did have some success in the third quarter of fiscal 2009, but then incurred significant losses in the fourth quarter of fiscal 2009.  As a result, the Company did not continue this practice in fiscal 2010.

In April 2010, the controlling shareholder of the business changed and a new Board of Directors and management team were appointed.  The new management team has continued to pursue investment opportunities both inside and outside of the film industry.

On July 15th, 2010, the Company granted an option to a third party with whom it negotiated at arm’s length to purchase either its wholly owned subsidiary, LRPC, or to sell LRPC’s assets and assume its liabilities for $1.00.  The third party has the right to exercise the option until July 15th, 2012.  The Company also has an option in which it can force the third party to buy the subsidiary or its assets and assume its liabilities for a similar 24 month period.

On July 21, 2011, the Company entered into two unsecured loan agreements (1) with its largest shareholder, Mad Hatter Investments Inc. in the amount of $33,333 and (2) with a related entity, 1057111 Ontario Limited, (which is owned by the same person who owns Mad Hatter) in the amount of $16,667.  The terms are both the same - loans have a term of approximately 12 months ending July 31, 2012, accrue interest at 10% per annum until maturity, and each are convertible at the option of the holder  into common shares of the Company at $0.10 per share. Both of the options expired unexercised by the third party or the Company.

On November 15, 2011, the Company entered into a secured loan agreement with Enthrive Inc., a related party by virtue of having certain common controlling shareholders, in the principal amount of $50,000.  The loan has a term of 18 months or upon the sale or change of control of the Company, accrues interest at 10% per annum until maturity, and is convertible at the option of the holder  into common shares of the Company at $0.10 per share.  The loan is secured against the assets of the Company.

Subsequent to the fiscal year end, on September 17, 2012, the Company entered into an unsecured loan agreement with Billidan Family Trust, a related party to the Company's largest shareholder, in the aggregate principal amount of $25,000.  The loan has a term of 12 months ending September 17, 2013, accrues interest at 12% per annum until maturity, and may be prepaid at any time upon payment of a penalty of $2,000.

Currently, the Company is focused on preserving its cash by minimizing operating expenses, and looking to investment opportunities both within and outside of the film industry.

Results of Operations

	Year	Year
	Ended	Ended
	June 30,	June 30,
	2012	2011
Income	$-	$-
Expenses	$(161,139)	$(250,554)
Net loss for period	$(161,139)	$(250,554)
Deficit at end of period	$(8,454,342)	$(8,293,203)

Overview

The following were the key events in the year ended June 30, 2012 –

(a)
On July 21, 2011, the Company entered into two unsecured loan agreements (1) with its largest shareholder, Mad Hatter Investments Inc. in the amount of $33,333 and (2) with a related entity, 1057111 Ontario Limited, (which is owned by the same person who owns Mad Hatter) in the amount of $16,667.  The terms are both the same - loans have a term of approximately 12 months ending July 31, 2012, accrue interest at 10% per annum until maturity, and each are convertible at the option of the holder  into common shares of the Company at $0.10 per share.

(b)
On November 15, 2011, the Company entered into a secured loan agreement with Enthrive Inc., a related party by virtue of having certain common controlling shareholders, in the principal amount of $50,000.  The loan has a term of 18 months or upon the sale or change of control of the Company, accrues interest at 10% per annum until maturity, and is convertible at the option of the holder  into common shares of the Company at $0.10 per share.  The loan is secured against the assets of the Company.

(c)
Subsequent to the fiscal year end, on September 17, 2012, the Company entered into an unsecured loan agreement with Billidan Family Trust, a related party to the Company's largest shareholder, in the aggregate principal amount of $25,000.  The loan has a term of 12 months ending September 17, 2013, accrues interest at 12% per annum until maturity, and may be prepaid at any time upon payment of a penalty of $2,000.

The following were the key events in the year ended June 30, 2011 –

(a)	The Company cancelled 100,000 options issued to the Chief Financial Officer on October 4, 2010.

(b)	On November 20, 2010, 5,900,000 warrants were exercised at $0.01 USD per warrant resulting in proceeds of $60,062 CDN. In addition, 293,600 previously issued warrants expired on November 30, 2010.

Income

The Company’s primary source of income historically has been earning interest income on excess cash balances.  Cash balances were too low in the year ended June 30, 2012, and 2011. to earn any such income.

Expenses

The overall analysis of the expenses is as follows:

	Year	Year
	Ended	Ended
	June 30,	June 30,
	2012	2011

Professional fees	$56,395	$40,410
Consulting expenses	52,500	165,000
Shareholders information	18,652	20,428
Office and general	16,325	15,786
Accretion on debt	16,095	-
Bank charges and interest	860	710
Foreign exchange loss	312	8,220
	$161,139	$250,554

Consulting Expenses

Consulting fees include $30,000 (2011 - $30,000) of fees earned by the Chief Executive Officer for various consulting services rendered in the year ended June 30, 2012.

Consulting fees also include $22,500 (2011 - $15,000) earned by the Chief Financial Officer for services rendered during the period.

In the year ended June 30, 2011, the Company also recorded $120,000 of fees earned by the largest shareholder for various consulting services.  No such were fees were incurred in the year ended June 30, 2012.

Professional Fees

Professional fees in the twelve months ended June 30, 2012 were comprised of legal fees of $37,395 and audit and related fees of $19,000.  Legal fees relate primarily to the review of the Company’s various public filings and general corporate matters.  Legal fees in 2012 include $15,754 paid to a law firm affiliated with the Chief Executive Officer for legal services provided in the year ended June 30, 2012.

Professional fees in the twelve months ended June 30, 2011 were comprised of legal fees of $21,910 and audit fees of $18,500.  Legal fees relate primarily to the review of the Company’s various public filings and general corporate matters.  Legal fees in 2011 include $17,594 paid to a law firm affiliated with the Chief Executive Officer for legal services provided in the year ended June 30, 2011.

Shareholder Information

Shareholder information costs in the twelve months ended June 30, 2012 comprised of annual general meeting fees of $4,680, transfer agent fees of $4,990 and regulatory and related filing fees of $8,982.

Shareholder information costs in the twelve months ended June 30, 2011 comprised of annual general meeting fees of $9,442, transfer agent fees of $5,070 and regulatory and related filing fees of $5,916.

Office and General

These costs include primarily insurance and other various small office expenses not categorized elsewhere in the financial statements.

Insurance costs for the twelve months ended June 30, 2012 of $15,120 (2011 - $14,400) relate to a directors and officers insurance policy entered into during the first quarter of fiscal 2007 for a twelve month period of time.  It has been renewed every year since that time.

Accretion on Debt

In the year ended June 30, 2012, the Company incurred accretion charges associated with the accounting for its notes payable entered into in July and November 2011.  Due to the conversion features of the notes, a portion of the debt is classified as debt and a portion as equity.  The difference between the face amount of the debt and the amount recorded as a liability is accreted on a straight line basis over the term of the debt.  No such charges were incurred in prior years.

Interest Expense and Bank Charges

The Company incurred bank charges and interest of $860 (2011 - $710) for various day to day banking services.

Foreign Exchange Loss

Exchange losses for the years ended June 30, 2012 and 2011 relate entirely to the translation of US dollar balances and transactions into Canadian dollars at the relevant measurement date compared to the prior year’s measurement date as the Canadian dollar strengthened against the US dollar.

Liquidity and Capital Resources

Working Capital

As at June 30, 2012, the Company had a net working capital deficit position of $208,191 compared to a working capital deficit position of $64,844 as of June 30, 2011.   Cash on hand as at June 30, 2012 was $13,771 compared to $8,596 in cash as at June 30, 2011.

The working capital position has declined by approximately $143,000 on a year over year basis due to the financing of the operating loss of the business in the twelve months ended June 30, 2012.

With the financing completed subsequent to the end of the year of $25,000 described above, and the continued backing of the Company’s largest shareholder, the Company believes it has adequate cash on hand to meet its cash requirements in the upcoming fiscal year

Key Contractual Obligations

These are detailed in Note 14 – Commitments and Contingent Liabilities to the consolidated financial statements for the year ended June 30, 2012.

Off Balance Sheet Arrangements

As at June 30, 2012 and 2011, the Company did not have any off balance sheet arrangements, including any relationships with unconsolidated entities or financial partnerships to enhance perceived liquidity.

Transactions with Related Parties

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount. Related party transactions for the year ended June 30, 2012 and balances as at that date, not disclosed elsewhere in the financial statements are:

(a)	Consulting fees include $30,000 (2011 - $30,000) of fees earned by the Chief Executive Officer for various consulting services rendered in the year ended June 30, 2012.

(b)	Consulting fees also include $22,500 (2011 - $15,000) paid to the Chief Financial Officer for services rendered during the period.

(c)
In the year ended June 30, 2011, the Company also recorded $120,000  of fees earned by the largest shareholder for various consulting services.  No such were fees were incurred in the year ended June 30, 2012.

(d)	Legal fees in 2012 include $15,754 (2011 - $17,594) paid to a law firm affiliated with the Chief Executive Officer for legal services provided in the year ended June 30.

(e)
On July 21, 2011, the Company received funding from its largest shareholder, Mad Hatter Investments Inc., in the amount of $33,333, and a from company related to its its largest shareholder in the amount of $16,667, in the form of convertible notes as further described in Note 8 of the consolidated financial statements.

(f)
On November 15, 2011, the Company received funding from a related party, by virtue of having certain common controlling shareholders, in the amount of $50,000 in the form of a convertible note as further desribed in Note 8 of the consolidated financial statements.

Financial and Derivative Instruments

The Company’s excess cash is held at a Canadian chartered bank and bears interest at various rates on monthly balances as at June 30, 2012.

Credit risk is minimized as all cash amounts are held with a large bank, which have acceptable credit ratings determined by a recognised rating agency.

The carrying value of all other cash and cash equivalent, trade receivables, all other current assets, accounts payable and accrued liabilities, and amounts due to related parties approximate fair values.

The Company never entered into and did not have at the end of the years ended June 30, 2012 and 2011, any foreign currency hedge contracts.
contracts.

Critical Accounting Estimates

The Company’s audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).  The significant accounting policies used by the Company are the same as those disclosed in Note 2 to the Consolidated Financial Statements for the year ended June 30, 2012.  Certain accounting policies require that management make appropriate decisions with respect to estimates and assumptions that affect the assets, liabilities, revenue and expenses reported by the Company. The Company’s management continually reviews its estimates based on new information, which may result in changes to current estimated amounts.

International Financial Reporting Standards

Effective January 1, 2011, Canadian public companies were required to adopt IFRS which include comparatives for 2010. The Company's accounting policies are provided in Note 2 to the audited financial statements for the years ended June 30, 2012 and 2011.

There were no adjustments to the audited consolidated financial statements because of the transition to IFRS, and as a result, no transition table was provided in the audited consolidated financial statements prepared by the Company’s management.

Evaluation of Disclosure Control and Procedures

The term "disclosure controls and procedures" is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, or the Exchange Act. This term refers to the controls and procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the Securities and Exchange Commission. Our management, including our Chief Executive Officer and Chief Financial Officer, together with the members of our Audit Committee have evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report.

There were no changes to our internal control over financial reporting since June 30, 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Outlook

Current Outlook

LiveReel currently has approximately $14,000 in cash and it was able to secure an additional $50,000 of financing with its largest shareholder during the first quarter of 2012 and an additional $50,000 with a third party in the second quarter of fiscal 2012.  It also received a tax refund of approximately $53,000 in May 2012.  It also secured an additional $25,000 in financing subsequent to year end with a party related to the largest shareholder.  Its significant debts are with its largest shareholder, and a related party to its largest shareholder.  It has the backing of new shareholders with considerable financial strength and network and have taken an active approach to examining business opportunities within and outside of the entertainment industry that could enhance shareholder returns.

We are hopeful that the Company will succeed in improving the profitability of its business over time.

Public Securities Filings

Additional information, including the Company’s annual information form in the Form 20-F/A annual report is filed with the Canadian Securities Administrators at www.sedar.com and with the United States Securities and Exchange Commission  and can be viewed  at www.edgar.com.